

July 15, 2011

David Zhang, Esq.
Latham & Watkins LLP
One Exchange Place, 18th Floor
8 Connaught Place Central
Hong Kong

>   **Re:**  **Trina Solar Limited**
>   **Schedule TO-I**
>   **Filed July 12, 2011**
>   **File No. 005-82526**

Dear Mr. Zhang:

We have limited our review of the filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the issuer did not give timely notice of the put option to security holders as required by the indenture.  Please revise to describe the consequences of the untimely notice to the issuer and to security holders.  If applicable, please describe any rights or remedies that security holders may have as a result of the late notice.

Exhibit 99(a)(5)

2. In future filings, please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for

statements made in connection with a tender offer.  Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions